Filed Pursuant to Rule 424(b)(3)
Registration No. 333-112419

The information in this prospectus supplement is not complete and may be changed. The registration statement filed with the Securities and Exchange Commission relating to these securities has been declared effective. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and neither we nor the selling shareholders are soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS SUPPLEMENT (Subject to Completion)	Issued June 8, 2004
(To Prospectus dated February 13, 2004)

2,317,930 Shares

COMMON STOCK

The selling shareholders identified in this prospectus supplement are offering 2,317,930 shares of our common stock. We will not receive any of the proceeds from shares of common stock sold by the selling shareholders.

Our common stock is listed on the Nasdaq National Market under the symbol “RDEN.” On June 7, 2004, the last reported sale price of our common stock on the Nasdaq National Market was $19.93 per share.

Investing in our common stock involves risks. See “ Supplemental Risk Factors” on page S-6 of this prospectus supplement and “ Risk Factors” beginning on page 3 of the accompanying prospectus.

PRICE $            A SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Selling Shareholders
Per Share	$	$	$
Total	$	$	$

The underwriter has an option to purchase a maximum of 231,793 additional shares of our common stock from us to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities, or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on June     , 2004.

MORGAN STANLEY

June     , 2004

You should rely only on the information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. The selling shareholders are offering to sell the shares of common stock, and are seeking offers to buy the shares of common stock, only in jurisdictions where offers and sales are permitted. The information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus is accurate only as of the date of this prospectus supplement or, in the case of documents incorporated by reference, the date of such document regardless of the time of delivery of this prospectus supplement and the accompanying prospectus or any sales of the shares of common stock.

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first is this prospectus supplement, which describes the specific terms of this offering. The second part, the accompanying prospectus, gives more general information, some of which may not apply to this offering.

If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

FORWARD-LOOKING STATEMENTS

This prospectus supplement contains or incorporates by reference “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. We use words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “intends,” “plans,” “projections” and other similar expressions to identify some forward-looking statements, but not all forward-looking statements include these words. All of our forward-looking statements involve estimates and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Accordingly, any such statements are qualified in their entirety by reference to the key factors described under the caption “Supplemental Risk Factors” and elsewhere in this prospectus supplement and “Risk Factors” and elsewhere in the accompanying prospectus.

We caution that the factors described in this prospectus supplement could cause actual results to differ materially from those expressed in any of our forward-looking statements and that investors should not place undue reliance on those statements. Further, any forward-looking statement speaks only as of the date on which it is made, and except as required by law, we undertake no obligation to update any forward-looking statement contained or incorporated by reference in this prospectus supplement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances. New factors that could cause our business not to develop as we expect emerge from time to time, and it is not possible for us to predict all of them. Further, we cannot assess the impact of each currently known or new factor on our results of operations or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

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PROSPECTUS SUPPLEMENT SUMMARY

The following summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information and financial statements (including the accompanying notes) appearing elsewhere in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference. Unless the context otherwise requires:

•	“we,” “us” and “our” refer to Elizabeth Arden, Inc. and its direct and indirect subsidiaries on a consolidated basis;

•	references to our fiscal years are to the twelve months ended January 31 of that year; and

•	all information in this prospectus supplement assumes that the underwriter will not exercise the over-allotment option that we have granted to it.

Elizabeth Arden, Inc.

We are a global prestige fragrance and beauty products company with an extensive portfolio of prestige fragrance, skin care and cosmetics brands. We market over 50 owned or licensed prestige fragrance brands, including Elizabeth Arden’s Red Door, Elizabeth Arden 5th Avenue, Elizabeth Arden green tea, ardenbeauty and Elizabeth Arden Provocative Woman; Elizabeth Taylor’s White Diamonds, Passion, Forever Elizabeth and Gardenia; White Shoulders; Halston and Z-14; Geoffrey Beene’s Grey Flannel; PS Fine Cologne for Men; Design; and Wings. Our skin care brands include the Ceramide and Eight Hour Cream franchises, and the products First Defense and Overnight Success, and our cosmetics products include Elizabeth Arden brand lipstick, foundation and other color cosmetics products. In addition to our owned or licensed fragrance brands, we distribute more than 250 additional prestige fragrance brands. We believe we are a leader in the prestige fragrance and cosmetics industry due to the global recognition and strength of our brand names, as well as our strong market shares with key retailers. In fiscal 2004, we generated net sales of $814.4 million as compared to $752.0 million in fiscal 2003. For the three months ended May 1, 2004, we generated net sales of $140.8 million as compared to $134.8 million for the three months ended April 26, 2003.

We sell our prestige fragrances and beauty products in more than 65,000 separate retail locations in the United States and abroad, including:

•	department stores such as Dillard’s, The May Company, Federated Department Stores, JCPenney, Belk and Nordstrom;

•	mass retailers such as Wal-Mart, Target, Sears, Kohl’s, Walgreens and CVS; and

•	international retailers such as Boots, Debenhams, Marionnaud and Sephora.

In the United States, we sell our skin care and cosmetics products primarily in department stores and our fragrances in department stores and mass retailers. Outside the United States, we sell Elizabeth Arden fragrances, skin care and cosmetics products in approximately 90 countries through perfumeries, boutiques, department stores and travel retail outlets such as duty free shops and airport boutiques.

We have established ourselves as a source of over 300 fragrance brands through brand ownership, brand licensing and distribution arrangements. We distinguish ourselves from our competitors by offering our customers a leading selection of prestige fragrances coupled with valuable marketing and merchandising services. We believe these services significantly enhance our customers’ sell-through of our products.

Specifically, we tailor the marketing, promotion, price points, size and packaging of our prestige fragrances to allow us to sell the same brand in department stores as well as mass retailers while maintaining its prestige image. We also provide many of our mass retailers in the United States additional valuable services, including category and inventory management and fulfillment services that our competitors do not typically offer. We believe that our breadth of products and level of services have enabled us to gain a leading share of the growing prestige fragrance category at mass retailers and to become an important and valued supplier for our customers. For example, we have been named by JCPenney as “Supplier of the Year” for five consecutive years and were awarded the “Supplier Award of Excellence” by Wal-Mart for the fourth quarter of calendar year 2002 in the cosmetic, fragrance, skincare and bath and body category.

Our Executive Offices

We were incorporated under the laws of the State of Florida in 1960. Our executive offices are located at 14100 N.W. 60th Avenue, Miami Lakes, Florida 33014 and our telephone number is (305) 818-8000. We also have a website located at www.elizabetharden.com. The information that appears on our website is not part of this prospectus supplement.

THE OFFERING

Common stock offered by the selling shareholders	2,317,930 shares(1)

Over-allotment option	We have granted the underwriter an option to purchase a maximum of 231,793 additional shares to cover over-allotments of shares.

Common stock to be outstanding	28,442,043 shares(2)

Use of proceeds

We will not receive any proceeds from the sale of shares by the selling shareholders in this offering. If the over-allotment option is exercised, we intend to use the net proceeds to repay amounts outstanding under our revolving credit facility.

NASDAQ National Market symbol	RDEN

(1)	The shares being offered by the selling shareholders include the remaining shares underlying our outstanding Series D convertible preferred stock. Upon consummation of this offering, no shares of our Series D convertible preferred stock will be outstanding and we will no longer be obligated to pay the 5% dividend on the outstanding liquidation value of the Series D convertible preferred stock. At May 1, 2004, the liquidation value of our outstanding Series D convertible preferred stock was $19.5 million.
(2)	The number of shares of our common stock to be outstanding is based on the number of shares of common stock outstanding as of June 1, 2004. This number does not include an aggregate of 2,592,005 shares of common stock issuable upon exercise of currently outstanding stock options under our stock option plans, 2,137,004 of which are exercisable within 60 days of June 1, 2004.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following table sets forth our summary consolidated financial data for and as of the fiscal years ended January 31, 2002, 2003 and 2004 and for the three months ended April 26, 2003 and May 1, 2004. The summary consolidated financial data for each of the fiscal years ended January 31, 2002, 2003 and 2004 and as of January 31, 2002, 2003 and 2004 were derived from our audited consolidated financial statements, which are incorporated by reference herein. The summary consolidated financial data for and as of the three months ended April 26, 2003 and May 1, 2004 were derived from our unaudited consolidated financial statements, which are incorporated by reference herein. The following summary consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and the notes related thereto incorporated by reference in this prospectus supplement.

	Fiscal Year Ended January 31,			Three Months Ended
	2002	2003	2004	April 26, 2003	May 1, 2004
	(in thousands)
Selected Income Statement Data:
Net sales(1)	$668,097	$752,041	$814,425	$134,754	$140,780
Cost of sales	422,705	444,628	478,648	86,022	83,926

Gross profit(1)	245,392	307,413	335,777	48,732	56,854
Selling, general and administrative(1)	208,944	216,504	242,590	55,609	66,374
Depreciation and amortization	30,585	22,700	20,857	5,129	5,029

Income (loss) from operations	5,863	68,209	72,330	(12,006)	(14,549)
Interest expense	(44,763)	(43,075)	(39,593)	(10,134)	(5,989)
Debt extinguishment charges	—	—	(34,808)	123	(3,874)
Other income (expense)	49	75	(5)	29	(12)

Income (loss) before income taxes	(38,851)	25,209	(2,076)	(21,988)	(24,424)
Provision for (benefit from) income taxes	(9,014)	7,059	(4,112)	(6,313)	(7,828)

Net income (loss)	$(29,837)	$18,150	$2,036	$(15,675)	$(16,596)

Other Data:
EBITDA(2)	$36,497 (3)	$90,984	$58,374 (4)	$(6,725)	$(13,406	)(4)
Capital expenditures	9,972	9,757	13,838	1,501	1,588

	As of January 31,			As of May 1, 2004
	2002	2003	2004
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$15,913	$22,663	$89,087	$19,335
Inventories	192,736	200,876	193,382	218,462
Working capital	190,290	216,461	220,843	211,720
Total assets	596,765	627,620	698,079	650,250
Debt:
Short-term debt	$7,700	$2,068	$—	$58,000
Long-term debt	328,433	320,329	325,089	240,750

Total debt	$336,133	$322,397	$325,089	$298,750

Convertible, redeemable preferred stock	$11,980	$15,634	$10,793	$8,469
Shareholders’ equity	111,934	131,844	210,959	199,299

(1)	Effective February 1, 2002, we adopted Emerging Issues Task Force (“EITF”) No. 01-09 “Accounting for Consideration Given by a Vendor to a Customer,” which codifies and reconciles EITF No. 00-14 “Accounting for Certain Sales Incentives” and EITF No. 00-25 “Accounting for Consideration from a Vendor to a Retailer in Connection with the Purchase or Promotion of the Vendor’s Products.” Therefore, for all fiscal years presented, we have reclassified certain costs from selling, general and administrative expense as reductions to net sales and gross profit. These reclassifications have no impact on income from operations or net income. See Note 3 to the Notes to Consolidated Financial Statements, which are incorporated by reference herein.

(2)	EBITDA is defined as net income plus (less) the provision for (benefit from) income taxes, plus interest expense, plus depreciation and amortization expense. EBITDA should not be considered as an alternative to operating income (loss) or net income (loss) (as determined in accordance with generally accepted accounting principles) as a measure of our operating performance or to net cash provided by operating, investing and financing activities (as determined in accordance with generally accepted accounting principles) as a measure of our ability to meet cash needs. We believe that EBITDA is a performance measure commonly reported and widely used by investors and other interested parties as a measure of a company’s operating performance and debt servicing ability because it assists in comparing performance on a consistent basis without regard to capital structure (particularly where acquisitions are involved); depreciation and amortization, which can vary significantly depending upon accounting methods (particularly when acquisitions are involved) or non-operating factors (such as historical cost). Accordingly, as a result of our capital structure and the accounting method used for our acquisitions we believe EBITDA is a relevant measure. This information has been disclosed here to permit a more complete comparative analysis of our operating performance relative to other companies and of our debt servicing ability. EBITDA, may not, however, be comparable in all instances to other similar types of measures.

The following is a reconciliation of net income (loss), as determined in accordance with generally accepted accounting principles, to EBITDA (in thousands):

	Fiscal Year Ended January 31,			Three Months Ended
	2002	2003	2004	April 26, 2003	May 1, 2004
Net income (loss)	$(29,837)	$18,150	$2,036	$(15,675)	$(16,596)
Plus (less):
Provision for (benefit from) income taxes	(9,014)	7,059	(4,112)	(6,313)	(7,828)
Interest expense	44,763	43,075	39,593	10,134	5,989
Depreciation and amortization	30,585	22,700	20,857	5,129	5,029

EBITDA	$36,497	$90,984	$58,374	$(6,725)	$(13,406)

(3)	EBITDA for fiscal 2002 reflects an estimated $20.5 million of lower gross profits due to high cost Elizabeth Arden inventory owned prior to the acquisition and sold during the fiscal year, a $10.3 million inventory charge incurred in the second quarter and a $500,000 charge incurred in the fourth quarter for restructuring. The Elizabeth Arden products we purchased prior to the acquisition were carried at a higher cost and resulted in a lower gross margin than sales of Elizabeth Arden products we manufactured after the acquisition.
(4)	EBITDA for the fiscal year ended January 31, 2004 and the three months ended May 1, 2004 includes debt extinguishment charges of $34.8 million and $3.9 million, respectively, and restructuring charges of $2.3 million and $1.1 million, respectively.

SUPPLEMENTAL RISK FACTORS

We urge you to carefully consider the following risks and the risk factors beginning on page 3 of the accompanying prospectus and the other information contained in this prospectus supplement and the accompanying prospectus before investing in our common stock. If we do not successfully address the risks described in this prospectus supplement and the accompanying prospectus, our business, prospects, results of operations or financial condition could be significantly harmed. The trading price of our common stock could decline because of any of these risks and you could lose all or part of your investment. We urge you to refer to the other information included in this prospectus supplement and the accompanying prospectus, including the consolidated financial statements and related notes contained elsewhere in this prospectus supplement.

Shares eligible for future sale may harm our stock price.

Sales of substantial numbers of additional shares of our common stock, or the perception that such sales could occur, may have a harmful effect on prevailing market prices for our common stock and our ability to raise additional capital in the financial markets at a time and price favorable to us. We are authorized to issue up to 50,000,000 shares of common stock, 26,124,113 shares of which were outstanding and 2,592,005 shares of which were issuable upon exercise of outstanding stock options as of June 1, 2004. Our directors are not subject to lock-up agreements with the underwriter. Certain of our executive officers and the selling shareholders have entered into the lock-up agreements described under the caption “Underwriter.”

At June 1, 2004, after giving effect to this offering, approximately 28,442,043 currently outstanding shares of common stock would have been immediately freely tradable in the public market without restriction under the Securities Act of 1933, as amended (the “Securities Act”), which does not include those shares subject to the restrictions on transfer contained in the lock-up agreements described under the caption “Underwriter” and shares currently held by our “affiliates” (as that term is defined in the rules and regulations under the Securities Act) not subject to lock-up agreements, which shares may generally be sold only in compliance with the limitations of Rule 144 under the Securities Act. We cannot predict the size of future issuances of our common stock or the effect, if any, that future issuances of shares of our common stock would have on the market price of our common stock.

Our high level of debt may adversely affect our financial and operating flexibility.

We have a significant amount of indebtedness. At May 1, 2004, we had total debt of $298.8 million. Our percentage of total debt to total capitalization was 60.0% at May 1, 2004.

In addition, as of May 1, 2004, and based on our borrowing base formula, we had unused availability of approximately $77.4 million under our $200.0 million revolving credit facility, which we refer to in this prospectus supplement as our “revolving credit facility.” Subject to the restrictions in the revolving credit facility and the indentures governing our outstanding senior and senior subordinated notes, we may incur significant additional indebtedness, which may be secured.

Our substantial indebtedness could have important consequences. For example, it could:

•	make it more difficult for us to satisfy our obligations under our indebtedness;

•	increase our vulnerability to general adverse economic and industry conditions;

•	restrict our ability to consummate acquisitions;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate requirements;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	place us at a competitive disadvantage compared to our competitors that have less debt; and

•	limit, along with the financial and other restrictive covenants in our indebtedness, among other things, our ability to borrow additional funds and pay dividends.

Our future cash flow may be insufficient to meet the payment obligations of our indebtedness. Our ability to pay or to refinance our indebtedness will depend upon our future operating performance, which will be affected by general economic, financial, competitive, legislative, regulatory, business and other factors beyond our control.

USE OF PROCEEDS

We will not receive any proceeds from the sale of common stock by the selling shareholders.

If the over-allotment option is exercised, we intend to use the net proceeds we receive from this offering to repay amounts outstanding under our revolving credit facility. Our revolving credit facility currently bears interest at LIBOR plus 225 basis points and matures in January 2006.

CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents and capitalization as of May 1, 2004 on an actual basis and on an as adjusted basis to reflect the sale by the selling shareholders of 2,317,930 shares of common stock in this offering. On April 26, 2004, Conopco, Inc. converted 69,542 shares of Series D convertible preferred stock into 695,420 shares of common stock and transferred those shares to Unilever United States Foundation, Inc., which will be sold in this offering. Immediately prior to this offering, Conopco, Inc. will convert the remaining 162,251 shares of our Series D convertible preferred stock into 1,622,510 shares of our common stock, which will be sold in this offering.

We urge you to read this information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and accompanying notes incorporated by reference in this prospectus supplement.

	As of May 1, 2004
	Actual	As Adjusted
	(in thousands)
Cash and cash equivalents	$19,335	$19,335

Short-term debt:
Revolving credit facility(1)	$58,000	$58,000
Long-term debt:
8.84% Mortgage Notes due 2004	4,781	4,781
11 3/4% Senior Secured Notes due 2011	8,802	8,802
7 3/4% Senior Subordinated Notes due 2014	225,000	225,000
8.5% Subordinated Debentures due 2004	2,167	2,167

Total debt	$298,750	$298,750
Convertible, redeemable preferred stock:
Series D convertible preferred stock, $.01 par value (liquidation preference $120 per share); 1,000,000 shares authorized, 160,248 issued and outstanding(2)	8,469	—
Shareholders’ equity(3)	199,299	207,768

Total capitalization	$506,518	$506,518

(1)	Does not assume the over-allotment is exercised.
(2)	Does not include 2,003 shares issued as a dividend on June 1, 2004 to be converted into common stock and sold in the offering.
(3)	Upon conversion of the Series D convertible preferred stock, the book value of the Series D convertible preferred stock is added to Shareholders’ equity.

SELLING SHAREHOLDERS

The following table sets forth, as of June 1, 2004, the ownership of common stock by each selling shareholder.

	Shares Beneficially Owned
Name and Address of Beneficial Owner	Number of Shares Before Offering	Number of Shares After Offering	Percent Before Offering	Percent After Offering
Conopco, Inc.(1)(2)	1,622,510	0	5.8	—
Unilever United States Foundation, Inc.(1)(3)	695,420	0	2.6	—

(1)	The address of each of Conopco, Inc. and Unilever United States Foundation, Inc. is 390 Park Avenue, New York, New York 10022.
(2)	Represents shares of common stock issuable upon conversion of 162,251 shares of our Series D convertible preferred stock.
(3)	Unilever United States Foundation, Inc. (“UUSF”) is a charitable organization that is controlled by Conopco, Inc. Conopco, Inc. disclaims beneficial ownership as to the shares of common stock owned by UUSF.

CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS

FOR NON-U.S. HOLDERS

The following is a general discussion of the material U.S. federal income and estate tax consequences of the purchase, ownership and disposition of our common stock applicable to Non-U.S. Holders. A “Non-U.S. Holder” is a beneficial owner of our common stock that holds our common stock as a capital asset and who is generally an individual, corporation, estate or trust other than:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or entity taxed as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States or of any subdivision thereof;

•	an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; and

•	a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

This summary is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to the purchase, ownership and disposition of our common stock by a prospective investor in light of his, her or its personal circumstances. This summary considers only Non-U.S. Holders that are the beneficial owners of our common stock that will own our common stock as a capital asset.

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, referred to as the Code, applicable Treasury regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis, and any change could affect the continuing validity of this discussion. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder’s particular circumstances (including potential application of the alternative minimum tax). In particular, this discussion does not address the U.S. federal income tax consequences to certain holders that are subject to special treatment (such as holders who are broker-dealers, insurance companies, tax-exempt organizations, banks, financial institutions, or “financial services entities”); holders of our common stock held as part of a “straddle,” “hedge,” “constructive sale” or “conversion transaction” with other investments; holders who received our common stock as compensation; holders who have elected mark-to-market accounting; and certain expatriates or former long-term residents of the United States. Additionally, the discussion does not consider the tax treatment of holders who are partnerships or pass-through entities for U.S. federal income tax purposes, or persons who hold our common stock through a partnership or other pass-through entity. In addition, this discussion does not consider any aspect of state, local or non-U.S. tax laws.

Each prospective Non-U.S. Holder is advised to consult such person’s own tax advisor with respect to the federal, state, local or non-U.S. tax consequences of purchasing, holding and disposing of our common stock.

U.S. Trade or Business Income

For purposes of the discussion below, dividends and gains on the sale, exchange or other disposition of our common stock will be considered to be “U.S. trade or business income” if such income or gain is:

•	effectively connected with the Non-U.S. Holder’s conduct of a U.S. trade or business; or

•	in the case of a treaty resident, attributable to a U.S. permanent establishment (or, in the case of an individual, a fixed base) maintained by the Non-U.S. Holder in the United States.

Generally, U.S. trade or business income is subject to U.S. federal income tax on a net income basis at regular graduated U.S. federal income tax rates. Any U.S. trade or business income received by a Non-U.S. Holder that is a corporation also may, under specific circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be applicable under an income tax treaty.

Dividends

Dividends, if any, paid to a Non-U.S. Holder of our common stock generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable tax treaty. However, dividends that are U.S. trade or business income are not subject to the withholding tax. To claim an exemption from withholding in the case of U.S. trade or business income, or to claim the benefits of an applicable tax treaty, a Non-U.S. Holder must provide us or our agent with a properly executed IRS Form W-8ECI (in the case of U.S. trade or business income) or IRS From W-8BEN (in the case of a treaty), or any successor form as the Internal Revenue Service designates, as applicable, prior to the payment of the dividends. These IRS forms must be periodically updated. A Non-U.S. Holder who is claiming the benefits of an applicable tax treaty may be required, in certain circumstances, (a) to obtain and to provide a U.S. taxpayer identification number or (b) to provide certain documentary evidence issued by foreign governmental authorities to prove residence in the foreign country. Also, special procedures are provided under applicable Treasury regulations for payments through qualified intermediaries.

Sale or Exchange of Our Common Stock

Except as described below and subject to the discussion concerning backup withholding, any gain realized by a Non-U.S. Holder on the sale or exchange of our common stock generally will not be subject to U.S. federal income or withholding tax, unless:

•	the gain is U.S. trade or business income;

•	subject to certain exceptions, the Non-U.S. Holder is an individual who holds our common stock as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and meets other requirements; or

•	we are or have been a “U.S. real property holding corporation” (a “USRPHC”) for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition of our common stock and the Non-U.S. Holder’s holding period for our common stock.

The tax relating to stock in a USRPHC does not apply to a Non-U.S. Holder whose holdings, actual and constructive, at all times during the applicable period amount to 5% or less of our common stock, provided that the common stock is regularly traded on an established securities market. Our common stock currently is traded on an established securities market. Generally, a corporation is a USRPHC if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we have not been and are not currently a USRPHC for U.S. federal income tax purposes, nor do we anticipate becoming a USRPHC in the future. However, no assurance can be given that we will not become a USRPHC. Non-U.S. Holders are urged to consult their tax advisors to determine the application of these rules to their disposition of our common stock.

Federal Estate Taxes

Common stock owned or treated as owned by an individual who is a Non-U.S. Holder at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

Information Reporting Requirements and Backup Withholding Tax

We must report annually to the Internal Revenue Service and to each Non-U.S. Holder any dividend that is paid to the Non-U.S. Holder. Copies of these information returns also may be made available under the provisions of a specific treaty or other agreement to the tax authorities of the country in which a Non-U.S. Holder resides. Treasury regulations provide that the backup withholding tax (currently at a rate of 28%) and certain information reporting will not apply to dividends paid on our common stock provided that the Non-U.S. Holder, prior to payment, provides a properly executed IRS Form W-8BEN certifying that the Non-U.S. Holder is not a U.S. person, or otherwise establishes an exemption, provided that neither we nor our paying agent have actual knowledge, or reason to know, that the Non-U.S. Holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied.

The payment of the gross proceeds from the sale, exchange or other disposition of our common stock to or through the U.S. office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding unless the Non-U.S. Holder, prior to payment, certifies as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge, or reason to know, that the Non-U.S. Holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the gross proceeds from the sale, exchange or other disposition of our common stock to or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the United States (a “U.S. related person”). In the case of the payment of the gross proceeds from the sale, exchange or other disposition of our common stock to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related person, the Treasury regulations require information reporting (but not backup withholding) on the payment unless the broker, prior to payment, has documentary evidence in its files that the owner is a Non-U.S. Holder and the broker has no knowledge, or reason to know, to the contrary.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the Non-U.S. Holder’s U.S. federal income tax liability, provided that the required information is provided to the Internal Revenue Service.

THE PRECEDING DISCUSSION OF THE MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, EACH INVESTOR SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISOR AS TO PARTICULAR TAX CONSEQUENCES TO IT OF PURCHASING, HOLDING AND DISPOSING OUR COMMON STOCK, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS, AND OF ANY PROPOSED CHANGES IN APPLICABLE LAW.

UNDERWRITER

Under the terms and subject to the conditions contained in underwriting agreements dated the date of this prospectus supplement, the underwriter, Morgan Stanley & Co. Incorporated, has agreed to purchase, and the selling shareholders have agreed to sell to the underwriter, an aggregate of 2,317,930 shares of our common stock.

The underwriter is offering the shares of common stock subject to its acceptance of the shares from the selling shareholders and subject to prior sale. The underwriting agreements provide that the obligation of the underwriter to purchase the shares included in this offering is subject to the approval of certain legal matters by its counsel and to certain other conditions. The underwriter is obligated to take and pay for all of the shares of common stock offered by this prospectus supplement and the accompanying prospectus if any such shares are taken. The underwriter has agreed to reimburse the selling shareholders for certain expenses related to this offering.

We have granted to the underwriter a 30-day option to purchase up to an additional 231,793 shares at the public offering price indicated on the cover of this prospectus supplement less the underwriting discounts and commissions. The option may be exercised solely to cover over-allotments.

The underwriter initially proposes to offer the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus supplement. After the initial offering of the shares of common stock, the offering price may from time to time be varied by the underwriter.

The following table summarizes the compensation we and the selling shareholders will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting discounts and commissions paid by us
Underwriting discounts and commissions paid by the selling shareholders

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission (the “SEC”) a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of the underwriter for a period of 90 days after the date of this prospectus supplement.

Certain of our executive officers and the selling shareholders have agreed that they will not offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the underwriter for a period of 90 days after the date of this prospectus supplement, other than the sale or other disposition of shares of common stock pursuant to existing Rule 10b5-1 plans and certain other limited circumstances.

In order to facilitate the offering of the common stock, the underwriter may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock. Specifically, the underwriter may sell more shares than it is obligated to purchase under the underwriting agreements, creating a naked short position. The underwriter must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the underwriter may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of our common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriter is not required to engage in these activities, and may end any of these activities at any time.

In connection with this offering, the underwriter and any selling group members who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in the common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Exchange Act during the business day before the pricing of this offering, before the commencement of offers or sales of the common stock. Passive market makers must comply with applicable volume and price limitations and must be identified as passive market makers. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the security; if all independent bids are lowered below the passive market maker’s bid, however, the bid must then be lowered when purchase limits are exceeded.

We and the selling shareholders have agreed to indemnify the underwriter against certain liabilities relating to this offering, including liabilities under the Securities Act of 1933 or contribute to payments that the underwriter may be required to make in that respect.

The underwriter or its affiliates has provided from time to time, and expects to provide in the future, investment banking, lending, financial advisory and other related services to us and our affiliates, for which they have received and may continue to receive customary fees and commissions.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” certain of our publicly filed documents into this prospectus supplement, which means that we may disclose material information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement and any later information that we file with the SEC will automatically update and supersede this information. We will incorporate by reference the documents listed below and any additional documents we file with the SEC under Sections 13(a) or 14 of the Securities Exchange Act of 1934 until the offering of the securities is terminated other than any current reports on Form 8-K filed pursuant to Items 9 or 12 thereto. This prospectus supplement is part of a registration statement on Form S-3 that we filed with the SEC and does not contain all of the information set forth in the registration statement.

The following documents that we previously filed with the SEC are incorporated by reference:

(1)	our Annual Report on Form 10-K for the fiscal year ended January 31, 2004 filed on April 8, 2004;

(2)	our Quarterly Report on Form 10-Q for the fiscal quarter ended May 1, 2004 filed on June 4, 2004;

(3)	our Proxy Statement dated May 14, 2004, relating to the 2004 Annual Meeting of Shareholders;

(4)	our Current Report on Form 8-K filed on June 3, 2004 (other than information pursuant to Item 12); and

(5)	the description of our common stock which is contained under the caption “Description of the Registrant’s Securities to be Registered” in our registration statement on Form 8-A filed with the SEC on September 4, 1997, as amended by the Amendment to Registration Statement on Form 8-A, filed with the SEC on September 30, 1997, and including any amendment or report filed for the purposes of updating such description.

We will provide any person to whom a copy of this prospectus supplement is delivered, on written or oral request, a copy of any or all of the documents incorporated by reference, other than exhibits to those documents unless specifically incorporated by reference. You should direct any requests for documents to Elizabeth Arden, Inc., 200 Park Avenue South, New York, New York, 10003, Attention: Investor Relations.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by Weil, Gotshal & Manges LLP, New York, New York. Legal matters relating to this offering will be passed upon for the underwriter by Latham & Watkins LLP, New York, New York.

EXPERTS

The financial statements incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K for the year ended January 31, 2004 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

PROSPECTUS

$150,000,000

ELIZABETH ARDEN, INC.

Common Stock

We may offer the common stock described in this prospectus at prices and on terms to be determined at or prior to the time of sale. In addition, certain selling shareholders listed in this prospectus and identified in supplements to this prospectus may offer and sell up to 2,269,540 shares of common stock under this prospectus (plus any shares of common stock issued upon conversion of shares of Series D convertible preferred stock received as a dividend on any outstanding shares of Series D convertible preferred stock) at prices and on terms to be determined at or prior to the time of sale. We will not receive any of the proceeds from any sale of shares by the selling shareholders.

This prospectus describes the general manner in which our common stock may be offered using this prospectus. We will provide specific information about any offerings of our common stock in supplements to this prospectus. We encourage you to read this prospectus and the accompanying prospectus supplement carefully before you make your investment decision.

Our common stock is traded on The Nasdaq Stock Market under the symbol “RDEN.”

INVESTING IN OUR COMMON STOCK INVOLVES CERTAIN RISKS. SEE “RISK FACTORS” ON PAGE 2 OF THIS PROSPECTUS FOR INFORMATION ON WHERE YOU CAN FIND A DISCUSSION OF RISKS APPLICABLE TO US AND AN INVESTMENT IN OUR COMMON STOCK.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus or the accompanying prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense. This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.

The date of this prospectus is February 13, 2004.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or the “SEC,” using a “shelf” registration process. Under this shelf process, we and the selling shareholders referred to in this prospectus and identified in supplements to this prospectus may from time to time sell the common stock described in this prospectus in one or more offerings up to a total dollar amount of proceeds of $150,000,000, of which the selling shareholders may sell up to 2,269,540 shares of our common stock plus any shares of common stock issued upon conversion of shares of Series D convertible preferred stock received as a dividend on any outstanding shares of Series D convertible preferred stock. Each time we or the selling shareholders sell common stock, we will provide a prospectus supplement that will contain specific information about the terms of that offering and the manner in which the common stock will be offered. The prospectus supplement may also add, update, or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and the prospectus supplement, you should rely on the information in that prospectus supplement. We encourage you to read this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”

The registration statement containing this prospectus, including exhibits to the registration statement, provides additional information about us and our common stock offered under this prospectus. The registration statement can be read at the SEC web site or at the SEC offices mentioned under the heading “Where You Can Find More Information.”

When acquiring any common stock discussed in this prospectus, you should rely only on the information provided in this prospectus and the prospectus supplement, including the information incorporated by reference. Neither we, nor any underwriters or agents, have authorized anyone to provide you with different information. We are not offering the securities in any state where such an offer is prohibited. You should not assume that the information in this prospectus, any prospectus supplement, or any document incorporated by reference, is truthful or complete at any date other than the date mentioned on the cover page of those documents.

Unless otherwise mentioned or unless the context requires otherwise, all references in this prospectus to “Elizabeth Arden,” “we,” “us,” “our,” or similar references mean Elizabeth Arden, Inc. together with its subsidiaries.

ELIZABETH ARDEN, INC.

We are a global prestige fragrance and beauty products company with an extensive portfolio of prestige fragrance, skin care and cosmetics brands. We market over 80 owned or licensed prestige fragrance brands, including Elizabeth Arden’s Red Door, 5th Avenue, Elizabeth Arden green tea, Sunflowers and ardenBEAUTY; Elizabeth Taylor’s White Diamonds, Passion and Forever Elizabeth; White Shoulders; Halston, Halston Z-14 and Unbound; Geoffrey Beene’s Grey Flannel; PS Fine Cologne for Men; Design; and Wings. Our skin care brands include Ceramide, Eight Hour Cream and First Defense, and our cosmetics products include Elizabeth Arden brand lipstick, foundation and other color cosmetics products. In addition to our owned and licensed fragrance brands, we distribute more than 150 additional prestige fragrance brands. We believe we are a leader in the prestige fragrance and cosmetics industry due to the global recognition and strength of our brands, as well as our strong market shares with key retailers.

We sell our prestige beauty products in more than 50,000 separate retail locations in the United States and internationally, including department stores such as Dillard’s, The May Company, Federated Department Stores, JCPenney, Belk and Nordstrom; mass retailers such as Wal-Mart, Target, Sears, Kohl’s, Walgreens and CVS; and international retailers such as Boots, Debenhams, Marionnaud and Sephora. In the United States, we sell our skin care and cosmetics products primarily in department stores and our fragrances in department stores and mass retailers. We also sell our Elizabeth Arden fragrances, skin care and cosmetics products in approximately 90 countries worldwide through perfumeries, boutiques, department stores and travel retail outlets such as duty free shops and airport boutiques.

Additional information regarding us, including our audited financial statements and descriptions of our business, is contained in the documents incorporated by reference in this prospectus. See “Where You Can Find More Information” below and “Incorporation of Documents by Reference” below.

FORWARD-LOOKING STATEMENTS

This prospectus contains or incorporates by reference “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. We use words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “intends,” “plans,” “projections” and other similar expressions to identify some forward-looking statements, but not all forward-looking statements include these words. All of our forward-looking statements involve estimates and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Accordingly, any such statements are qualified in their entirety by reference to the key factors described under the caption “Risk Factors” and elsewhere in any accompanying prospectus supplement.

We caution that the factors described in this prospectus and in any accompanying prospectus supplement could cause actual results to differ materially from those expressed in any of our forward-looking statements and that investors should not place undue reliance on those statements. Further, any forward-looking statement speaks only as of the date on which it is made, and except as required by law, we undertake no obligation to update any forward-looking statement contained or incorporated by reference in this prospectus to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances. New factors that could cause our business not to develop as we expect emerge from time to time, and it is not possible for us to predict all of them. Further, we cannot assess the impact of each currently known or new factor on our results of operations or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

RISK FACTORS

The prospectus supplement applicable to the common stock we offer will contain a discussion of risks applicable to an investment in us and our common stock that we are offering under that prospectus supplement. Prior to making a decision about investing in our common stock, you should carefully consider the specific factors discussed below and under the caption “Risk Factors” in the applicable prospectus supplement, together with all of the other information contained in the prospectus supplement or appearing or incorporated by reference in this prospectus.

OUR HIGH LEVEL OF DEBT MAY ADVERSELY AFFECT OUR FINANCIAL AND OPERATING FLEXIBILITY.

We have a significant amount of indebtedness. At October 25, 2003, we had total debt of $378.8 million, including $284.8 million in aggregate principal amount under our senior notes issued pursuant to two indentures. Our percentage of total debt to total capitalization was 69.0% and 62.5% at January 31, 2003 and at October 25, 2003, respectively. On January 13, 2004, we issued $250.0 million of 7 3/4% senior subordinated notes due 2014, the net proceeds of which were used to redeem approximately $200.0 million of senior notes. Adjusted to give effect to this refinancing as if it had occurred on or before October 25, 2003, we would have had total debt of $390.9 million at October 25, 2003.

In addition, as of October 25, 2003, and based on our borrowing base formula, we had unused availability of approximately $112.5 million under our $200.0 million revolving credit facility, which we refer to in this prospectus as our “revolving credit facility.” Subject to the restrictions in the revolving credit facility and the indentures governing our outstanding senior and senior subordinated notes, we may incur significant additional indebtedness, which may be secured.

Our substantial indebtedness could have important consequences. For example, it could:

•	make it more difficult for us to satisfy our obligations under our indebtedness;

•	increase our vulnerability to general adverse economic and industry conditions;

•	restrict our ability to consummate acquisitions;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate requirements;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	place us at a competitive disadvantage compared to our competitors that have less debt; and

•	limit, along with the financial and other restrictive covenants in our indebtedness, among other things, our ability to borrow additional funds and pay dividends.

Our future cash flow may be insufficient to meet the payment obligations of our indebtedness. Our ability to pay or to refinance our indebtedness will depend upon our future operating performance, which will be affected by general economic, financial, competitive, legislative, regulatory, business and other factors beyond our control.

RESTRICTIVE COVENANTS IN OUR REVOLVING CREDIT FACILITY AND OUR EXISTING INDENTURES MAY REDUCE OUR OPERATING FLEXIBILITY.

Our revolving credit facility requires us to maintain specified amounts of borrowing capacity and satisfy other financial conditions. Our ability to meet those conditions can be affected by events beyond our control, and therefore we may be unable to meet those conditions. If our actual results deviate significantly from our projections, we may not remain in compliance with the conditions and would not be allowed to borrow under the revolving credit facility. If we are not able to borrow under our revolving credit facility, we would be required to develop an alternative source of liquidity. We cannot assure you that we could obtain replacement financing on favorable terms or at all.

Our failure to meet any of the conditions under our revolving credit facility could also result in a default under our indentures. Upon the occurrence of an event of default under our indentures, all amounts outstanding under our other indebtedness may be declared to be immediately due and payable. If we were unable to repay amounts due on our secured debt, the lenders would have the right to proceed against the collateral granted to them to secure that debt. Our existing indentures also currently contain various covenants that limit our operating flexibility and our ability to engage in certain transactions.

WE MAY NOT HAVE SUFFICIENT WORKING CAPITAL AVAILABILITY UNDER OUR REVOLVING CREDIT FACILITY TO MEET OUR SEASONAL WORKING CAPITAL REQUIREMENTS.

Our working capital requirements have been and will continue to be significant. To date, we have financed and expect to continue to finance our working capital requirements primarily through internally generated funds and our revolving credit facility. If we were to experience a significant shortfall in sales or internally generated funds, we may not have sufficient liquidity to fund our business.

OUR ARRANGEMENTS WITH OUR MANUFACTURERS, SUPPLIERS AND CUSTOMERS ARE GENERALLY INFORMAL AND IF THESE ARRANGEMENTS WERE CHANGED OR TERMINATED IT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS, PROSPECTS, RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

We do not have long-term or exclusive contracts with any of our customers and generally do not have long-term or exclusive contracts with our suppliers of distributed brands. The loss of any of our key suppliers or customers, or a change in our relationship with any one of them, could have a material adverse effect on our business, prospects, results of operations and financial condition. Our ten largest customers accounted for approximately 41% of our net sales in fiscal 2003. Our only customer who accounted for more than 10% of our net sales in fiscal 2003 was Wal-Mart, who, on a global basis, accounted for approximately 13% of our net sales. In addition, our suppliers of distributed brands, which represented approximately 27% of our cost of sales for fiscal 2003, generally can, at any time, elect to supply products to our customers directly or through another distributor. Our suppliers of distributed brands may also choose to reduce or eliminate the volume of their products distributed by us.

THE BEAUTY INDUSTRY IS HIGHLY COMPETITIVE, AND IF WE ARE UNABLE TO COMPETE EFFECTIVELY IT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS, PROSPECTS, RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

The beauty industry is highly competitive and at times changes rapidly due to consumer preferences and industry trends. We compete primarily with global prestige beauty companies, some of whom have significantly greater resources than we have. Our products compete for consumer recognition and shelf space with products that have achieved significant international, national and regional brand name recognition and consumer loyalty. Our products also compete with new products that often are accompanied by substantial promotional campaigns. In addition, the development of new products by us involves considerable costs and we cannot guarantee any new product will generate sufficient consumer interest and sales to become a profitable brand or to cover the costs of its development. These factors, as well as demographic trends, economic conditions, discount pricing strategies by competitors and direct sales by manufacturers to our customers, could result in increased competition and could have a material adverse effect on our business, prospects, results of operations and financial condition.

CONSUMERS MAY REDUCE DISCRETIONARY PURCHASES OF OUR PRODUCTS AS A RESULT OF A GENERAL ECONOMIC DOWNTURN.

We believe that consumer spending on beauty products is influenced by general economic conditions and the availability of discretionary income. Accordingly, we may experience sustained periods of declines in sales during economic downturns, or in the event of terrorism or diseases affecting customers purchasing patterns. In addition, a general economic downturn may result in reduced traffic in our customers’ stores which may, in turn, result in reduced net sales to our customers. Any resulting material reduction in our sales could have a material adverse effect on our business, prospects, results of operations and financial condition.

OUR QUARTERLY RESULTS OF OPERATIONS FLUCTUATE DUE TO SEASONALITY AND OTHER FACTORS.

We generate much of our sales from operations during the second half of our fiscal year as a result of increased demand by retailers in anticipation of and during the holiday season. For example, in fiscal 2003, we generated approximately 64% of our net sales during the second half of the fiscal year. Furthermore, we generate all of our net income in the second half of the year as a result of the seasonality of sales combined with fixed operating expenses, interest expense and equal quarterly depreciation and amortization charges. Any substantial decrease in sales during the second half of our fiscal year could have a material adverse effect on our business, financial condition and net income. Similarly, our working capital needs are greater during the second half of the fiscal year. In addition, we may experience variability in net sales and net income on a quarterly basis as a result of a variety of factors, including timing of customer orders and additions or losses of brands or distribution rights.

WE DEPEND ON THIRD PARTIES FOR THE MANUFACTURE AND DELIVERY OF OUR PRODUCTS.

We do not own or operate any significant manufacturing facilities. We use third-party manufacturers and suppliers to manufacture certain of our products. We currently obtain these products from a limited number of manufacturers and other suppliers. If we were to experience delays in the delivery of the finished products or the raw materials or components used to make such products or if these suppliers were unable to supply product, our customer relationships, revenues and earnings could suffer.

THE LOSS OF OR DISRUPTION IN OUR DISTRIBUTION FACILITIES COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS, PROSPECTS, RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

We currently have two distribution facilities in the United States. The loss of one or both of those facilities, as well as the inventory stored in those facilities, would require us to find replacement facilities and assets. In addition, weather conditions, such as natural disasters, could disrupt our distribution operations. If we cannot replace our U.S. distribution capacity and inventory in a timely, cost-efficient manner, it could have a material adverse effect on our business, prospects, results of operations and financial condition.

IF WE ARE UNABLE TO ACQUIRE OR LICENSE ADDITIONAL BRANDS, SECURE ADDITIONAL DISTRIBUTION ARRANGEMENTS OR OBTAIN THE REQUIRED FINANCING FOR THESE AGREEMENTS AND ARRANGEMENTS, THE GROWTH OF OUR BUSINESS COULD BE IMPAIRED.

Our business strategy contemplates the continued increase of our portfolio of owned or licensed brands and distributed brands. Our future expansion through acquisitions or new product distribution arrangements, if any, will depend upon the capital resources and working capital available to us. We may be unsuccessful in identifying, negotiating, financing and consummating such acquisitions or arrangements on terms acceptable to us, or at all, which could hinder our ability to increase revenues and build our business.

WE MAY ENGAGE IN FUTURE ACQUISITIONS THAT WE MAY NOT BE ABLE TO SUCCESSFULLY INTEGRATE OR MANAGE. THESE ACQUISITIONS MAY DILUTE OUR SHAREHOLDERS’ OWNERSHIP INTEREST IN US AND CAUSE US TO INCUR DEBT AND ASSUME CONTINGENT LIABILITIES.

We continuously review acquisition prospects that would complement our current product offerings, increase our size and geographic scope of operations or otherwise offer growth and operating efficiency opportunities. The financing for any of these acquisitions could significantly dilute our equity investors, result in an increase in our indebtedness or both. While there are no current agreements or negotiations underway with respect to any material acquisitions, we may acquire or make investments in businesses or products in the future. Acquisitions may entail numerous integration risks and impose costs on us, including:

•	difficulties in assimilating acquired operations or products, including the loss of key employees from acquired businesses;

•	diversion of management’s attention from our core business;

•	adverse effects on existing business relationships with suppliers and customers;

•	risks of entering markets in which we have no or limited prior experience;

•	dilutive issuances of equity securities;

•	incurrence of substantial debt;

•	assumption of contingent liabilities;

•	incurrence of significant amortization expenses related to intangible assets and the potential impairment of acquired assets; and

•	incurrence of significant immediate write-offs.

Our failure to successfully complete the integration of any acquired business could have a material adverse effect on our business, prospects, results of operations and financial condition.

IF WE ARE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS OUR ABILITY TO COMPETE COULD BE NEGATIVELY IMPACTED.

The market for our products depends to a significant extent upon the value associated with our trademarks and trade names. We own, or have licenses or other rights to use, the material trademark and trade name rights used in connection with the packaging, marketing and distribution of our major products both in the United States and in other countries where such products are principally sold. Therefore, trademark and trade name protection is important to our business. Although most of our brand names are registered in the United States and in certain foreign countries in which we operate, we may not be successful in asserting trademark or trade name protection. In addition, the laws of certain foreign countries may not protect our intellectual property rights to the same extent as the laws of the United States. The costs required to protect our trademarks and trade names may be substantial.

We currently hold exclusive license rights to use the “Elizabeth Taylor” name on certain of our beauty products pursuant to a license agreement with the Elizabeth Taylor Cosmetics Company. In addition to customary termination provisions and events of default, the Taylor license agreement provides that if we fail to cure a default under our revolving credit facility within 10 days of written notice of that default, the license can be terminated. The termination of our rights under the Taylor license would adversely affect our results of operations.

Other parties may infringe on our intellectual property rights or intellectual property rights which we are licensed to use and may thereby dilute our brands in the marketplace. Any such infringement of our intellectual property rights would also likely result in a commitment of our time and resources to protect these rights through litigation or otherwise. We may infringe on others’ intellectual property rights. One or more adverse judgments with respect to these intellectual property rights could negatively impact our ability to compete and could material adversely affect our business, prospects, results of operations and financial condition.

WE ARE SUBJECT TO RISKS RELATED TO OUR INTERNATIONAL OPERATIONS.

We are subject to risks customarily associated with foreign operations, including:

•	currency fluctuations;

•	import and export license requirements;

•	trade restrictions;

•	changes in tariffs and taxes;

•	restrictions on repatriating foreign profits back to the United States;

•	foreign investment;

•	unfamiliarity with foreign laws and regulations;

•	difficulties in staffing and managing international operations;

•	diseases affecting customer purchasing patterns, including the Severe Acute Respiratory Syndrome (SARS) epidemic; or

•	geopolitical conditions, such as terrorist attacks, war or other military action.

These risks could have a material adverse effect on our business, prospects, results of operations and financial condition.

REDUCTIONS IN TRAVEL COULD AFFECT OUR TRAVEL RETAIL BUSINESS.

We depend on travel for our travel retail business. Any reductions in travel, including as a result of general economic downturns, SARS, acts of war or terrorism, would result in a material decline in sales and profitability of our travel retail business, which could have a material adverse effect on our business, prospects, results of operations and financial condition.

FLUCTUATIONS IN FOREIGN EXCHANGE RATES COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

Our functional currency is the U.S. dollar. Our debt, interest expense and a significant portion of our overhead expenses are denominated in U.S. dollars. However, approximately 25% of our net sales for fiscal 2003 were denominated in currencies other than the U.S. dollar. A significant weakening of the currencies in which we generate sales relative to the U.S. dollar may adversely affect our ability to meet our U.S. dollar obligations. In addition, our results of operations are reported in U.S. dollars. Outside the United States, our sales and costs are denominated in a variety of currencies including the euro, British pound, Swiss franc and Australian dollar. Declines in these currencies relative to the U.S. dollar could adversely affect our results of operations when translated according to U.S. generally accepted accounting principles. We have not historically hedged against fluctuations in currency rates.

IF WE ARE UNABLE TO RETAIN KEY EXECUTIVES AND OTHER PERSONNEL OUR GROWTH MAY BE HINDERED.

Our success largely depends on the performance of our management team and other key personnel. Our future operations could be harmed if any of our senior executives or other key personnel ceased working for us. We are particularly dependent on E. Scott Beattie, our Chairman and Chief Executive Officer and Paul West, our President and Chief Operating Officer. We currently have no employment contracts with Messrs. Beattie and West and, as a result, may be unable to retain their services.

OUR STOCK PRICE MAY BE VOLATILE.

We cannot assure you that there will be an active trading market or adequate liquidity for our common stock. Additionally, the trading price of our common stock has been and may continue to be subject to wide fluctuations over short and long periods of time. Our stock price may fluctuate in response to a number of events and factors, including:

•	quarterly or cyclical variations in financial results;

•	future announcements concerning our business;

•	changes in financial estimates and recommendations by securities analysts;

•	trends and developments in the retail cosmetic and fragrance industry;

•	actions of competitors or the entrance of new competitors;

•	market and industry perceptions of our success, or lack thereof, in pursuing our growth strategy;

•	prevailing interest rates;

•	legal and regulatory matters that are applicable to our business;

•	diseases affecting customer purchasing patterns, including the Severe Acute Respiratory Syndrome (SARS) epidemic;

•	geopolitical conditions, such as terrorist attacks, war or other military action; and

•	general market conditions.

USE OF PROCEEDS

Unless otherwise specified in a prospectus supplement, we intend to use the net proceeds of any securities sold by us for general corporate purposes, which may include, among other things, the repayment of existing indebtedness. We will not receive any proceeds from the sale of shares of common stock by any selling shareholders.

DESCRIPTION OF COMMON STOCK

This prospectus contains a summary of the common stock that we and the selling shareholders may offer. This summary is not meant to be a complete description of the common stock. However, this prospectus and the accompanying prospectus supplement contain the material terms and conditions for the common stock. The following summary description of our common stock is based on the provisions of our amended and restated articles of incorporation and amended and restated bylaws and the applicable provisions of the Florida Business Corporation Act. This information is qualified entirely by reference to the provisions of our articles of incorporation and bylaws. For information on how to obtain copies of our articles of incorporation and bylaws, see “Where You Can Find More Information.”

AUTHORIZED CAPITAL

As of January 23, 2004, our amended and restated articles of incorporation provide that we have authority to issue the following capital stock:

•	50,000,000 shares of common stock, $.01 par value, of which 24,936,924 shares are issued and outstanding;

•	1,000,000 shares of Series D convertible preferred stock, $.01 par value, of which 226,954 shares are issued and outstanding; and

•	3,428,571 shares of serial preferred stock, $.01 par value, none of which are outstanding.

COMMON STOCK

Subject to the rights of the holders of any preferred stock that may be outstanding, holders of our common stock are entitled to receive dividends as may be declared by our board of directors out of funds legally available to pay dividends, and, in the event of liquidation, dissolution or winding up of our affairs, to share in any distribution of our assets after payment or providing for the payment of liabilities and the liquidation preference of any outstanding preferred stock. Each holder of common stock is entitled to one vote for each share held of record on the applicable record date for all matters submitted to a vote of shareholders. Holders of common stock have no cumulative voting rights or preemptive rights to purchase or subscribe for any stock or other securities, and there are no conversion rights or redemption, purchase, retirement or sinking fund provisions with respect to our common stock. Thus, the holders of a majority of our outstanding common stock will be able to elect all members of our board of directors and to take other actions requiring a vote of our common stock. Our common stock is traded on The Nasdaq Stock Market under the symbol “RDEN.”

Our revolving credit facility prohibits our payment of cash dividends on our common stock and the indentures relating to our outstanding senior notes condition the payment of cash dividends on our common stock on the satisfaction of certain financial and other covenants.

ANTI-TAKEOVER EFFECTS OF FLORIDA LEGISLATION

We are subject to several anti-takeover provisions that apply to a public corporation organized under Florida law. Florida statutory law prohibits the voting of shares in a publicly-held Florida corporation that are acquired in a “control share acquisition” unless the holders of a majority of the corporation’s voting shares, exclusive of shares owned by officers of the corporation, employee directors or the acquiring party, approve the granting of voting rights as to the shares acquired in the control share acquisition. A control share acquisition is defined as an acquisition that immediately thereafter entitles the acquiring party to 20% or more of the total voting power in an election of directors.

Florida statutory law also prohibits a publicly-held Florida corporation from engaging in a broad range of business combinations or other extraordinary corporate transactions with an “interested shareholder” unless:

•	the transaction is approved by a majority of disinterested directors before the shareholder becomes an interested shareholder;

•	the interested shareholder has owned at least 80% of the corporation’s outstanding voting shares for at least five years; or

•	the transaction is approved by the holders of two-thirds of the corporation’s voting shares other than those owned by the interested shareholder.

An interested shareholder is defined as a person who together with affiliates and associates beneficially owns more than 10% of a corporation’s outstanding voting shares. These statutory provisions may prevent takeover attempts that might result in a premium over the market price for our common stock.

SELLING SHAREHOLDERS

The following table sets forth the number of shares beneficially owned by each of the selling shareholders listed below as of January 23, 2004. None of the selling shareholders has committed to sell any shares under this prospectus. No estimate can be given as to the amount of our common stock that will be beneficially owned by any selling shareholders after completion of this offering because the selling shareholders may offer all, some or none of the shares of our common stock beneficially owned by them. The shares offered by this prospectus may be offered from time to time by the selling shareholders named below. The number of shares to be offered by the selling shareholders will be disclosed in a supplement to this prospectus.

Conopco, Inc. is a subsidiary of Unilever, N.V. When we acquired the Elizabeth Arden Business from Unilever in January 2001, we issued the Series D convertible preferred stock to Conopco as part of the purchase price. The number of shares set forth below represents the number of shares as of January 23, 2004 into which the Series D convertible preferred stock held by Conopco may be converted.

NAME OF SELLING SHAREHOLDERS	NUMBER OF SHARES BENEFICIALLY OWNED		PERCENT OF OUTSTANDING SHARES
Conopco, Inc. New York, NY 10022	2,269,540	(1)	8.3% (1) 390 Park Avenue

(1)

As of January 23, 2004, Conopco owned 226,954 shares of our Series D convertible preferred stock, which are convertible into an aggregate of 2,269,540 shares of our common stock. The shares of Series D convertible preferred stock held by Conopco are fully vested. Based on the number of shares of our common stock outstanding as of January 23, 2004, Conopco would own 8.3% of our outstanding shares of common stock if the Series D convertible preferred stock was converted into shares of our common stock. The Series D convertible preferred stock accrues dividends at 5% per annum, which are payable in cash or in additional shares of Series D convertible preferred stock. If we determine to pay such dividends in additional shares of Series D convertible preferred stock, Conopco’s percentage ownership of our common stock would increase.

PLAN OF DISTRIBUTION

The securities may be sold from time to time in one or more transactions,

•	directly to purchasers,

•	through agents,

•	to or through underwriters or dealers, or

•	through a combination of these methods.

The securities may be distributed at,

•	a fixed price or prices, which may be changed,

•	market prices prevailing at the time of sale,

•	prices related to the prevailing market prices, or

•	negotiated prices.

GENERAL

Underwriters, dealers, agents and remarketing firms that participate in the distribution of the offered securities may be “underwriters” as defined in the Securities Act. Any discounts or commissions they receive from us or any selling shareholders and any profits they receive on the resale of the offered securities may be treated as underwriting discounts and commissions under the Securities Act. We will identify any underwriters, agents or dealers and describe their commissions, fees or discounts in the applicable prospectus supplement.

AGENTS

We or any selling shareholders may designate agents to sell the securities. The agents will agree to use their best efforts to solicit purchases for the period of their appointment. We or any selling shareholders may also sell securities to one or more remarketing firms, acting as principals for their own accounts or as agents for us. These firms will remarket the securities upon purchasing them in accordance with a redemption or repayment pursuant to the terms of the securities.

UNDERWRITERS

If underwriters are used in a sale, they will acquire the offered securities for their own account. The underwriters may resell the securities in one or more transactions, including negotiated transactions. These sales will be made at a fixed public offering price or at varying prices determined at the time of the sale. We may offer the securities to the public through an underwriting syndicate or through a single underwriter.

Unless the applicable prospectus supplement states otherwise, the obligations of the underwriters to purchase the offered securities will be subject to certain conditions contained in an underwriting agreement that we will enter into with the underwriters at the time of the sale to them. The underwriters will be obligated to purchase all of the securities of the series offered if any of the securities are purchased, unless the applicable prospectus supplement says otherwise. Any initial public offering price and any discounts or concessions allowed, reallowed or paid to dealers may be changed from time to time.

DEALERS

We or any selling shareholders may sell the offered securities to dealers as principals. The dealer may then resell such securities to the public either at varying prices to be determined by the dealer or at a fixed offering price agreed to with us at the time of resale.

DIRECT SALES

We or any selling shareholders may choose to sell the offered securities directly. In this case, no underwriters or agents would be involved.

INSTITUTIONAL PURCHASERS

We or any selling shareholders may authorize agents, dealers or underwriters to solicit certain institutional investors to purchase offered securities on a delayed delivery basis pursuant to delayed delivery contracts providing for payment and delivery on a specified future date. The applicable prospectus supplement will provide the details of any such arrangement, including the offering price and commissions payable on the solicitations.

We will enter into such delayed contracts only with institutional purchasers that we approve. These institutions may include commercial and savings banks, insurance companies, pension funds, investment companies and educational and charitable institutions.

INDEMNIFICATION; OTHER RELATIONSHIPS

We or any selling shareholders may have agreements with agents, underwriters, dealers and remarketing firms to indemnify them against certain civil liabilities, including liabilities under the Securities Act. Agents, underwriters, dealers and remarketing firms, and their affiliates, may engage in transactions with, or perform services for, us in the ordinary course of business. This includes commercial banking and investment banking transactions.

MARKET MAKING, STABILIZATION AND OTHER TRANSACTIONS

Any underwriter may engage in stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Rule 104 under the Securities Exchange Act of 1934. Stabilizing transactions involve bids to purchase the underlying security in the open market for the purpose of pegging, fixing or maintaining the price of the securities. Syndicate covering transactions involve purchases of the securities in the open market after the distribution has been completed in order to cover syndicate short positions.

Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the securities originally sold by the syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the securities to be higher than it would be in the absence of the transactions. The underwriters may, if they commence these transactions, discontinue them at any time.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. Copies of these reports, proxy statements and other information may be read and copied at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may request copies of these documents by writing to the SEC and paying a fee for the copying costs. You may also call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our SEC filings are also available to the public from the SEC’s web site at http://www.sec.gov. Our common stock is traded on

The Nasdaq Stock Market and you may inspect the reports, proxy statements and other information we file with The Nasdaq Stock Market at the offices of the National Association of Securities Dealers, Inc., Reports Section, 1735 K Street, Washington, D.C. 20006.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” certain of our publicly filed documents into this prospectus, which means that we may disclose material information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and any later information that we file with the SEC will automatically update and supersede this information. We will incorporate by reference the documents listed below and any additional documents we file with the SEC under Sections 13(a) or 14 of the Securities Exchange Act of 1934 until the offering of the securities is terminated. This prospectus is part of a registration statement on Form S-3 that we filed with the SEC and does not contain all of the information set forth in the registration statement.

The following documents that we previously filed with the SEC are incorporated by reference:

(1)	our Annual Report on Form 10-K for the fiscal year ended January 31, 2003 filed on May 1, 2003;

(2)	our Quarterly Report on Form 10-Q for the fiscal quarter ended April 26, 2003 filed on June 9, 2003;

(3)	our Quarterly Report on Form 10-Q for the fiscal quarter ended July 26, 2003 filed on September 9, 2003;

(4)	our Quarterly Report on Form 10-Q for the fiscal quarter ended October 25, 2003 filed on December 9, 2003;

(5)	our Proxy Statement dated May 16, 2003, relating to the 2003 Annual Meeting of Shareholders;

(6)	our Current Reports on Form 8-K filed on March 19, 2003 and October 23, 2003 (Item 5 information only); and

(7)	the description of our common stock which is contained under the caption “Description of the Registrant’s Securities to be Registered” in our registration statement on Form 8-A filed with the SEC on September 4, 1997, as amended by the Amendment to Registration Statement on Form 8-A, filed with the SEC on September 30, 1997, and including any amendment or report filed for the purposes of updating such description.

We will provide any person to whom a copy of this prospectus is delivered, on written or oral request, a copy of any or all of the documents incorporated by reference, other than exhibits to those documents unless specifically incorporated by reference. You should direct any requests for documents to Elizabeth Arden, Inc., 200 Park Avenue South, New York, New York, 10003, Attention: Investor Relations.

LEGAL MATTERS

Weil, Gotshal & Manges LLP has passed upon the validity of the common stock on behalf of the issuer and the selling shareholders.

EXPERTS

The consolidated financial statements as of January 31, 2003 and 2002 and for each of the two years in the period ended January 31, 2003 incorporated in this Prospectus by reference to our Annual Report on Form 10-K for the fiscal year ended January 31, 2003 have been so incorporated in reliance on the report of

PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

Our consolidated financial statements for the fiscal year ended January 31, 2001, incorporated by reference in this prospectus from our Annual Report on Form 10-K for the fiscal year ended January 31, 2003, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.